UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):    |_|  Form 10-KSB    |_| Form 20-F   |_| Form 11-K
                |X| Form 10-QSB   |_| Form N-SAR

                  For Period Ended:  June 30, 2005
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                 |_|         Transition report on Form 10-K
                 |_|         Transition report on Form 20-F
                 |_|         Transition report on Form 11-K
                 |_|         Transition report on Form 10-Q
                 |_|         Transition report on Form N-SAR

                 For the Transition Period Ended:   ____________________________

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                         Read Instruction (on back page) Before Preparing Form
     Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART 1 -- REGISTRANT INFORMATION

Bluestar Health, Inc.
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Full Name of Registrant

n/a
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Former name if Applicable

19901 Southwest Freeway, Suite 209
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Address of Principal Executive Office (Street and Number)

Sugar Land, Texas 77479
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   |X|      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or a portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            (c)  The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Data and other information regarding certain material operations of the Company as well as its financial statements required for the filing are not currently available and could not be made available without unreasonable effort and expense.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Alfred Oglesby          (281)                207-5485
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             (Name)             (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No
       _______________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for thelast fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       The Company's Quarterly Report on Form 10-QSB for the last fiscal year reflected only minimal operations and no revenue. As a result of the Company's acquisition of two licensed outpatient physical therapy clinics during the quarter ended June 30, 2004, the Company's business operations have changed due to the increase in operating expenses and revenues associated with operating the two clinics. Since the clinics are still new to the Company, the management of the Company has no basis on which to make estimates.

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                              Bluestar Health, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2005                       By: /s/ Alfred Oglesby
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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